JAMES R. CUMMINS
WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202

May 25, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Signature Group Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by James Albert McIntyre

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed on the date hereof.  Please contact the undersigned at (513) 621-0267 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ James R. Cummins

James R. Cummins